Exhibit 21
List of Subsidiaries of CTPartners Executive Search Inc.

1.	CTPartners UK Limited (London, U.K.)

2.	CTPartners SAS (Paris, France)

3.	CTPartners HK Limited (Hong Kong)

4.	CTPartners Pte. Ltd. (Singapore)

5.	CTPartners Commercial Consulting (Shanghai) Co., Ltd. (Shanghai, China)

6.	CTPartners (Ontario) ULC (Toronto, Canada)

7.	CTPartners Middle East FZ-LLC (Dubai, U.A.E.)

8.	CTPartners Participações Ltda.

9.	CTPartners Serviços em Recursos Humanos Ltda.

10.	CTPartners Chile Ltda.

11.	CTPartners de Colombia Ltda.

12.	Servicios CTPartners Consultores de México, S. de R.L. de C.V.

13.	CTPartners Consultores de México, S. de R.L. de C.V.

14.	CTPartners Latin America S. de R. L

15.	CTP S. de R. L

16.	CTPartners de Panama S de R.L

17.	CTPartners de Perú S.R.L.

18.	CTPartners Corporacion SRL